                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. )*

                            RELATIONSERVE MEDIA, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    759424104
                     ---------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                                Harvey J. Kesner
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 3, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

------------------------
*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP NO. 759424104                   13D                            Page 2 of 5
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Paul Soltoff
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /_/
                                                                        (b) /_/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               SC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               /_/
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES                 3,341,276
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH                   0
 REPORTING     -----------------------------------------------------------------
PERSON WITH        9      SOLE DISPOSITIVE POWER
                          3,341,276
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
               3,341,276
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  /_/
               CERTAIN SHARES*
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 759424104                   13D                            Page 3 of 5
----------------------                                      --------------------

                            STATEMENT ON SCHEDULE 13D

         This Statement on Schedule 13D (the  "Statement") is filed on behalf of
Paul Soltoff with the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity  securities to which this Statement  relates is the common stock, par value $0.001 per share (the "Common Stock"),  of RelationServe
Media,  Inc. a Delaware  corporation  (the  "Issuer").  The principal  executive offices of the Issuer are located at 6700 North Andrews Avenue, Fort Lauderdale,
Florida 33309.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      NAME

                  Paul Soltoff

         (b)      RESIDENCE OR BUSINESS ADDRESS

                  c/o SendTec  Acquisition  Corp.,  877  Executive  Center Drive
                  West, Suite 300, St. Petersburg, FL 33702.

         (c)      PRINCIPAL OCCUPATION OR EMPLOYMENT

                  Mr. Soltoff is Chief  Executive  Officer and a Director of the
                  Issuer. His address is set forth in (b) above.

         (d)      CRIMINAL PROCEEDINGS

         During the last five years,  Mr.  Soltoff has not been  convicted  of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      CIVIL SECURITIES LAW PROCEEDINGS

         During the last five years,  Mr.  Soltoff has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

         (f)      CITIZENSHIP

         United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All of the shares of Common  Stock  beneficially  held by Mr.  Soltfoff were  acquired  from the Issuer in an exchange  offer for all  1,825,096  of his shares of common stock of SendTec Acquisition Corp., a Delaware corporation.

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CUSIP NO. 759424104                   13D                            Page 4 of 5
----------------------                                      --------------------

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock were acquired for investment  purposes.  Mr.
Soltoff  presently does not have any plans or proposals which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The aggregate  number of shares of Common Stock and  percentage of the outstanding Common Stock of the Issuer  beneficially owned by Mr. Soltoff is as follows:

  Aggregate Number of     Number of Shares: Sole    Number of Shares: Shared     Approximate
       Shares            Power to Vote or Dispose   Power to Vote or Dispose     Percentage*
----------------------------------------------------------------------------------------------

    3,341,276                  3,341,276                     0                       8.2%

----------------------------------------------------------------------------------------------

         * Based  on  38,025,200  shares  of  common  stock,  outstanding  as of
February 3, 2006, as disclosed in the Issuer's Current Report on Form 8-K, dated
February 3, 2006 and 2,664,398 shares of common stock issued on February 7, 2006 in connection with the exercise of warrants to purchase common stock.

         (c) During the past 60 days, Mr. Soltoff  affected no  transactions  in shares of Common Stock other than as set forth  below.  The  acquisition  of Mr.
Soltoff's  3,341,276  shares of common stock  occurred in an exchange offer with the Issuer on February 3, 2006,  whereby Mr. Soltoff exchanged  1,825,096 shares of SendTec Acquisition Corp. for his interest in the Issuer.

         (d) No  person  other  than Mr.  Soltoff  is known to have the right to receive,  or the power to direct the receipt of dividends  from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

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CUSIP NO. 759424104                   13D                            Page 5 of 5
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                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  February 27, 2006

/s/ Paul Soltoff
--------------------------------
Paul Soltoff